UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37303

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAMDEN FINANCIAL SERVICES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2361 CAMPUS DRIVE, SUITE 280
(No. and Street)

IRVINE (City) CALIFORNIA (State) 92612 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JON McCLINTOCK 949/975-0900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
(Name – *if individual, state last, first, middle name*)

6700 E. PACIFIC COAST HWY., #255, LONG BEACH, CA 90803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


13030928

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 20 2013
02 REGISTRATIONS BRANCH

OATH OR AFFIRMATION

I, JON McCLINTOCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAMDEN FINANCIAL SERVICES, as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature JON McCLINTOCK

CFO
Title

Notary Public



JULIE F. MORIN
Commission # 1862350
Notary Public - California
Orange County
My Comm. Expires Aug 23, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] **(o) Independent Auditors' Report on Internal Accounting Control**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

GOODRICH·BARON·GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Camden Financial Services

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Camden Financial Services (the Company) as of December 31, 2012, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Camden Financial Services as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 10-12 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 10-12 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 10-12 is fairly stated in all material respects in relation to the financial statements as a whole.



Long Beach, California
February 14, 2013

CAMDEN FINANCIAL SERVICES
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS

Cash and cash equivalents:				
Cash in bank			$	38,597
Receivables - Commissions and concessions - Allowable				8,063
Property and equipment, at cost	$	6,342		
Accumulated depreciation		(6,342)		-
Total assets			$	46,660

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:				
Commissions payable			$	8,125
Total liabilities				8,125
Commitments				-
Stockholder's equity:				
Common stock, without par value, authorized 1,000,000 shares; issued and outstanding 10,000 shares	$	10,000		
Paid-in capital		21,430		
Retained earnings		7,105		
Total stockholder's equity				38,535
Total liabilities and stockholder's equity			$	46,660

The accompanying notes are an integral part of these financial statements.

CAMDEN FINANCIAL SERVICES
STATEMENT OF INCOME (LOSS)

YEAR ENDED DECEMBER 31, 2012

Revenues:		
Commissions and concessions		$ 415,062
Other income		3,324
Total revenues		418,386
Expenses:		
Commissions	$ 352,001	
Registration fees	9,539	
Consulting fees	60,500	
Audit fees	5,100	
Other expenses	9,687	
Total expenses		436,827
Loss before income taxes		(18,441)
Income taxes		800
Net loss		$ (19,241)

The accompanying notes are an integral part of these financial statements.

CAMDEN FINANCIAL SERVICES
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, beginning of year	$ 10,000	21,430	26,346	57,776
Net loss for the year ended December 31, 2012	-	-	(19,241)	(19,241)
Balance, at end of year	$ 10,000	21,430	7,105	38,535

The accompanying notes are an integral part of these financial statements.

CAMDEN FINANCIAL SERVICES
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2012

Cash flows from operating activities:		
Net loss		$ (19,241)
Adjustments to reconcile net loss to net cash used for operating activities:		
Increase in receivables	$ (593)	
Increase in commissions payable	2,292	
Total adjustments		1,699
Net cash flows used for operating activities		(17,542)
Cash flows from financing activities		-
Cash flows from investing activities		-
Net decrease in cash		(17,542)
Cash at beginning of year		56,139
Cash at end of year		$ 38,597

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

CAMDEN FINANCIAL SERVICES
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2012

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal office in Irvine, California The Company is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Company acts as an introducing broker/dealer and clears transactions with and for customers on a fully disclosed basis through a clearing broker/dealer. The Company's primary business consists of sales of securities, limited partnership interests, and mutual funds, and has executed a sub-clearing agreement with Finance 500, Inc. for purposes of clearing transactions with and for customers on a fully disclosed basis. The Company requires no collateral for its receivables and, thus, is subject to the risks inherent in the economy.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting and uses the trade date basis for recording all securities transactions.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is computed using the straight-line method over sixty months.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) INCOME TAXES

Provision for income taxes is comprised as follows:

	Current	Deferred	Total
Federal	$ -	$ -	$ -
California	800	-	800
Total	$ 800	$ -	$ 800

(2) INCOME TAXES, continued

As required by the Income Taxes Topic of Financial Accounting Standards Board *Accounting Standards Codification* (FASB ASC), the Company is required to account for deferred taxes using an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities.

The Company has approximately $184,000 of loss carryforwards available through 2031. The following represents the estimated value of such carryforwards and the valuation allowance applied as a result of the uncertainty that exists over the ability to use such carryforwards in the future:

Deferred Tax Asset:	
Federal	$ 27,000
California	16,000
	43,000
Less valuation allowance	(43,000)
Net deferred tax asset	$ -

The valuation allowance increased by $3,000 in the current year.

The Company's filed Federal and California tax returns are subject to examination by the taxing authorities for up to three and four years, respectively, after filing.

(3) OFFICE LEASE

The Company currently occupies office facilities under a three-year lease which expires May 2013.

The remaining minimum future lease payments under the lease term are:

Year Ended December 31,	Amount
2013	1,808
	$ 1,808

Rent expense for the year was $4,644.

(4) SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 14, 2013. No transactions or events were found that were material enough to require recognition in the financial statements.

(5) NET CAPITAL

The Company is subject to a $5,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2012, the net capital ratio was $38,535 which exceeded the required minimum capital by $33,535, and the net capital ratio was .21 to 1.

CAMDEN FINANCIAL SERVICES
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2012

Total equity from statement of financial condition	$ 38,535
Less non-allowable assets	-
Net capital	$ 38,535

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness of $)	$ 542
Minimum dollar net capital	$ 5,000
Net capital requirement (greater of above)	$ 5,000
Excess net capital	$ 33,535

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$ 8,125
Ratio of aggregate indebtedness to net capital	.21 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital as reported above.

CAMDEN FINANCIAL SERVICES

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2012

Not Applicable - The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

CAMDEN FINANCIAL SERVICES
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2012

Not Applicable - The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

GOODRICH·BARON·GOODYEAR LLP

Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
Camden Financial Services

In planning and performing our audit of the financial statements of Camden Financial Services (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Long Beach, California
February 14, 2013